UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2023

Commission file number: 001-41482

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Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

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7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

Attached hereto and incorporated by reference herein is the Notice of Special General Meeting of Shareholders, Proxy Statement and Proxy Card for the Special General Meeting of Shareholders of Jeffs’ Brands Ltd. (the “Company”) to be held on Thursday, December 14, 2023 (the “Meeting”).

Only shareholders of record who hold ordinary shares, no par value, of the Company at the close of business on Monday, November 13, 2023, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

This Report on Form 6-K is incorporated by reference into the registration statement on Form S-8 (File No. 333-269119) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Notice and Proxy Statement for the Special General Meeting to be held on December 14, 2023.
99.2	Proxy Card for the Special General Meeting to be held on December 14, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd
Date: November 9, 2023	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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